4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

October 12, 2011

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	SUSSER HOLDINGS CORPORATION AND CO-REGISTRANTS; POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3, FILED SEPTEMBER 28, 2011 (FILE NO. 333-162851) FORM AW- APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Susser Holdings Corporation, a Delaware corporation (the “Company”), Susser Holdings, L.L.C. (“Susser Holdings”), Susser Finance Corporation (“Susser Finance”) and certain direct and indirect subsidiaries of the Company listed on Schedule A hereto (the “Guarantors” and, together with the Company, Susser Holdings and Susser Finance, the “Registrants”), hereby apply, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw the above-referenced amendment (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2011.

No securities have been sold or will be sold pursuant to the Post-Effective Amendment. The Post-Effective Amendment is being withdrawn because the Registrants were informed by the SEC staff that the Post-Effective Amendment was insufficient to register shares of the Company’s common stock (the “Shares”) to be sold by selling securityholders . The Company intends to file a new registration statement on Form S-3 to register the Shares of the selling securityholders.

Accordingly, the Registrants hereby respectfully request that the SEC consent to this application on the grounds that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Matthew Bloch at Weil, Gotshal & Manges LLP, at (212) 310-8165.

Very truly yours,

Susser Holdings Corporation;
Susser Holdings, L.L.C;
Susser Finance Corporation; and
APT Management Company, LLC, as General Partner of Applied Petroleum Technologies, Ltd
APT Management Company, LLC
C&G Investments, LLC
Corpus Christi Reimco, LLC
GoPetro Transport LLC
Stripes Acquisition LLC
Stripes Holdings LLC
Stripes LLC
Stripes No. 1009 LLC
Susser Financial Services LLC
Susser Petroleum Company LLC
T&C Wholesale, Inc.
TCFS Holdings, Inc.
Town & Country Food Stores, Inc.

By:	/s/ E. V. Bonner, Jr.
E. V. Bonner, Jr.
Executive Vice President

Quick Stuff of Texas, Inc.

By:	/s/ E.V. Bonner, Jr.
E. V. Bonner, Jr.
President, Secretary and Treasurer

SSP BevCo I LLC
SSP BevCo II LLC
SSP Beverage, LLC
TND Beverage, LLC

By:	/s/ E. V. Bonner, Jr.
E. V. Bonner, Jr.
Manager

Schedule A

Name of Guarantor	Jurisdiction of Incorporation or Organization

Applied Petroleum Technologies, Ltd.	Texas
APT Management Company, LLC	Texas
C&G Investments, LLC	Delaware
Corpus Christi Reimco, LLC	Texas
GoPetro Transport LLC	Texas
Quick Stuff of Texas, Inc.	Texas
SSP BevCo I LLC	Texas
SSP BevCo II LLC	Texas
SSP Beverage LLC	Texas
Stripes Acquisition LLC	Texas
Stripes Holdings LLC	Delaware
Stripes LLC	Texas
Susser No. 1009 LLC	Texas
Susser Financial Services LLC	Texas
Susser Petroleum Company LLC	Texas
T&C Wholesale, Inc.	Texas
TCFS Holdings, Inc.	Texas
TND Beverage, LLC	Texas
Town & Country Food Stores, Inc.	Texas